Exhibit 12.1
RALPH LAUREN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Fiscal Years Ended
	December 28, 2013	March 30, 2013	March 31, 2012	April 2, 2011	April 3, 2010	March 28, 2009
	(millions)
Earnings, as defined:
Income before provision for income taxes	$877	$1,089	$1,015	$825	$689	$587
Add:
Equity in losses of equity-method investees	7	10	9	8	6	5
Fixed charges	126	162	164	124	111	106
Subtract:
Income attributable to noncontrolling interests	—	1	—	—	—	—
Earnings available to cover fixed charges	$1,010	$1,260	$1,188	$957	$806	$698

Fixed Charges:
Interest expense	15	19	22	18	22	27
Interest component of rent expense	111	143	142	106	89	79
Total fixed charges	$126	$162	$164	$124	$111	$106

Ratio of earnings to fixed charges(a)	8.0	7.8	7.3	7.7	7.2	6.6

(a)	All ratios shown in the above table have been calculated using unrounded numbers.